Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

DENISON ANNOUNCES AGREEMENT TO ACQUIRE 50% OF
JCU (CANADA) EXPLORATION COMPANY, LIMITED
FROM UEX CORPORATION FOR $20.5 MILLION

Toronto, ON – June 15, 2021. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML, NYSE American: DNN) is pleased to announce that it has entered into a binding agreement (the “Agreement”) to acquire 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”) from UEX Corporation (“UEX”), for cash consideration of $20.5 million, following UEX’s expected acquisition of JCU from Overseas Uranium Resources Development Co., Ltd. (“OURD”).

UEX has entered into an amended purchase agreement with OURD (“OURD Agreement”) to acquire 100% ownership of JCU, a wholly owned subsidiary of OURD, for cash consideration of $41 million (see UEX press release dated June 15, 2021).

JCU holds a portfolio of twelve uranium project joint venture interests in Canada, including a 10% interest in Denison’s 90% owned Wheeler River project, a 30.099% interest in the Millennium project (Cameco Corporation 69.901%), a 33.8123% interest in the Kiggavik project (Orano Canada Inc. 66.1877%), and a 34.4508% interest in the Christie Lake project (UEX 65.5492%).

David Cates, President and CEO, stated: “Denison welcomes this new partnership with UEX. We are pleased with the acquisition terms for this unique and valuable portfolio of strategic Canadian uranium interests, which have been meticulously accumulated by JCU over prior decades. Following this acquisition, Denison will not only increase its indirect ownership of the Company’s flagship Wheeler River project, but will also expand its asset base to include additional important Canadian uranium development projects such as Millennium and Kiggavik.”

The key terms of the Agreement are outlined below:

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Denison agrees to provide UEX with an interest-free three-month term loan of up to $41 million (the “Term Loan”) to facilitate UEX’s payment of the $41 million purchase price to OURD for the purchase of 100% of the shares of JCU pursuant to the OURD Agreement.

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$20.5 million of the amount drawn under the Term Loan will be deemed repaid to Denison by UEX on the transfer of 50% of the JCU shares to Denison immediately following the closing of the OURD Agreement and the acquisition of the JCU shares by UEX.

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UEX may extend the Term Loan by an additional three months, in which case interest will be charged at a rate of 4% from the date of the initial advance under the Term Loan until maturity.

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All of the shares of JCU owned by UEX will be held by Denison as security against the Term Loan pursuant to a pledge agreement until the Term Loan is repaid in full.

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The Term Loan is subject to certain customary terms and conditions and contains standard events of default that protect Denison.

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Denison and UEX agree to enter into a shareholders’ agreement governing the relationship of Denison and UEX with respect to the future management of JCU (“Shareholders’ Agreement”).

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The Shareholders’ Agreement shall include various provisions regarding future funding and dilution, as well as resolution of deadlock situations and protections of minority interests in relation to specific business matters that will require 66.67% or unanimous support from then JCU shareholders.

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The Agreement is subject to certain conditions precedent, including the completion of the acquisition of the JCU shares by UEX, pursuant to the OURD Agreement.

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Should the OURD Agreement be terminated, each of Denison and UEX have agreed to provide the other party with the opportunity to participate on a 50/50 basis in subsequent offers made in relation to an alternative acquisition of JCU.

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UEX and Denison have certain termination rights, including those in favour of Denison if the OURD Agreement is not completed by September 30, 2021.

The OURD Agreement, and the completion of the JCU acquisition by UEX pursuant thereto, remains subject to approval at a meeting of the shareholders of OURD, which is expected to occur in Tokyo on June 18, 2021. If the shareholders of OURD approve the OURD Agreement, the transaction is expected to close on or before August 3, 2021.

Denison’s previously announced offer to acquire 100% of JCU from OURD (see press release dated May 4, 2021) has been withdrawn.

Haywood Securities Inc and RCI Capital Group are acting as financial advisor, and Blake, Cassels & Graydon LLP is acting as legal counsel to Denison.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company's flagship project is the 90% owned Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture ("MLJV"), which includes several uranium deposits and the McClean Lake uranium mill that is contracted to process the ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest Main and Midwest A deposits, and a 66.90% interest in the Tthe Heldeth Túé ("THT," formerly J Zone) and Huskie deposits on the Waterbury Lake property. Each of Midwest Main, Midwest A, THT and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Closed Mines group (formerly Denison Environmental Services), which manages Denison's Elliot Lake reclamation projects and provides post-closure mine care and maintenance services to a variety of industry and government clients.

For more information, please contact

David Cates  (416) 979-1991 ext 362
President and Chief Executive Officer

Sophia Shane  (604) 689-7842
Investor Relations

Follow Denison on Twitter  @DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this news release contains forward-looking information pertaining to the following: the terms of the Agreement and the OURD Agreement, including the conditions and other rights and obligations of the parties and the expectation that UEX, OURD and Denison will be able to complete the transactions described herein and therein; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the conditions to the transactions, including the approval of OURD shareholders, may not be satisfied or the parties may negotiate terms materially different than disclosed herein. Denison believes that the expectations reflected in this forward-looking information are reasonable and no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in the Annual Information Form dated March 26, 2021 under the heading “Risk Factors”. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.